UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Constellation Brands, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

Class B: 21036P 20 7

Class A: 21036P 10 8

(CUSIP Number)

James A. Locke, Esq.

Nixon Peabody LLP

1300 Clinton Square

Rochester, New York 14603

(585) 263-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Class B: 21036P 20 7

                    Class A: 21036P 10 8

1	NAME OF REPORTING PERSONS Richard Sands I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

Class B: 7,258,232 Class A: 2,147,856
8 SHARED VOTING POWER

Class B: 8,160,144 Class A: 601,424
9 SOLE DISPOSITIVE POWER

Class B: 7,258,232 Class A: 2,147,856
10 SHARED DISPOSITIVE POWER

Class B: 8,160,144 Class A: 601,424

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class B: 15,418,376 Class A: 2,749,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class B: 64.6% Class A: 1.4%
14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIP No. Class B: 21036P 20 7

                    Class A: 21036P 10 8

1	NAME OF REPORTING PERSONS Robert Sands I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

Class B: 7,252,592 Class A: 2,073,912
8 SHARED VOTING POWER

Class B: 8,160,144 Class A: 601,424
9 SOLE DISPOSITIVE POWER

Class B: 7,252,592 Class A: 2,073,912
10 SHARED DISPOSITIVE POWER

Class B: 8,160,144 Class A: 601,424

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class B: 15,412,736 Class A: 2,675,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class B: 64.6% Class A: 1.3%
14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIP No. Class B: 21036P 20 7

                    Class A: 21036P 10 8

1	NAME OF REPORTING PERSONS Trust created under Irrevocable Trust Agreement dated November 18, 1987 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

Class B: 0 Class A: 0
8 SHARED VOTING POWER

Class B: 0 Class A: 0
9 SOLE DISPOSITIVE POWER

Class B: 0 Class A: 0
10 SHARED DISPOSITIVE POWER

Class B: 0 Class A: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class B: 0 Class A: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class B: 0.0% Class A: 0.0%
14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No. Class B: 21036P 20 7

                    Class A: 21036P 10 8

1	NAME OF REPORTING PERSONS Laurie Sands’ Children’s Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

Class B: 0 Class A: 0
8 SHARED VOTING POWER

Class B: 1,350,000 Class A: 0
9 SOLE DISPOSITIVE POWER

Class B: 0 Class A: 0
10 SHARED DISPOSITIVE POWER

Class B: 1,350,000 Class A: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class B: 1,350,000 Class A: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class B: 5.7% Class A: 0.0%
14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No. Class B: 21036P 20 7

                    Class A: 21036P 10 8

1	NAME OF REPORTING PERSONS Richard Sands’ Children’s Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

Class B: 0 Class A: 0
8 SHARED VOTING POWER

Class B: 0 Class A: 0
9 SOLE DISPOSITIVE POWER

Class B: 0 Class A: 0
10 SHARED DISPOSITIVE POWER

Class B: 0 Class A: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class B: 0 Class A: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class B: 0.0% Class A: 0.0%
14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No. Class B: 21036P 20 7

                    Class A: 21036P 10 8

1	NAME OF REPORTING PERSONS Robert Sands’ Children’s Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

Class B: 0 Class A: 0
8 SHARED VOTING POWER

Class B: 1,350,000 Class A: 0
9 SOLE DISPOSITIVE POWER

Class B: 0 Class A: 0
10 SHARED DISPOSITIVE POWER

Class B: 1,350,000 Class A: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class B: 1,350,000 Class A: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class B: 5.7% Class A: 0.0%
14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No. Class B: 21036P 20 7

                    Class A: 21036P 10 8

1	NAME OF REPORTING PERSONS Richard Sands’ Heir’s Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

Class B: 0 Class A: 0
8 SHARED VOTING POWER

Class B: 1,350,000 Class A: 0
9 SOLE DISPOSITIVE POWER

Class B: 0 Class A: 0
10 SHARED DISPOSITIVE POWER

Class B: 1,350,000 Class A: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class B: 1,350,000 Class A: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class B: 5.7% Class A: 0.0%
14	TYPE OF REPORTING PERSON

OO

Item 1. Security and Issuer.

The classes of security to which this Amendment No. 2 to Schedule 13D (this “Amendment”) relates is the Class B Common Stock, par value $0.01 (the “Class B Stock”) and the Class A Common Stock, par value $0.01 (the “Class A Stock”) of Constellation Brands, Inc., a Delaware corporation with its principal offices at 370 Woodcliff Drive, Suite 300, Fairport, New York 14450 (the “Company”). The Company was formerly known as Canandaigua Wine Company, Inc., Canandaigua Brands, Inc. and Constellation Brands Inc.

Item 2. Identity and Background.

This Amendment is being filed by Richard Sands, Robert Sands, Trust created under Irrevocable Trust Agreement dated November 18, 1987 (the “Grandchildren’s Trust”), Laurie Sands’ Children’s Trust, Richard Sands’ Children’s Trust, Robert Sands’ Children’s Trust and Richard Sands’ Heir’s Trust (the “Heir’s Trust”) (together, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated August 3, 2006, attached to this Amendment as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

This Amendment amends the Schedule 13D filed in October, 1993 by Marvin Sands, Marilyn Sands, Richard Sands, Robert Sands, Laurie Sands, the Grandchildren’s Trust and four trusts of which Marilyn Sands was trustee (the “Original Filing”), as amended and restated by Schedule 13D/A filed by Richard Sands, Robert Sands, Marilyn Sands, CWC Partnership-I, a New York general partnership (“CWCP-I”), a Trust for the benefit of Andrew Stern M.D. under the Will of Laurie Sands (the “Marital Trust”), the Grandchildren’s Trust, and a stockholders group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Group”) in October, 2001 (the “First Amendment”). For purposes of this Amendment, only Richard Sands, Robert Sands and the Grandchildren’s Trust are reporting because no transaction has taken place with respect to the other filers in the Original Filing since the First Amendment.

Certain information with respect to the Reporting Persons is set forth below:

1.	Richard Sands

	a.	Principal Occupation:	Chairman of the Board and Chief Executive Officer of the Company

	b.	Citizenship:	United States

2.	Robert Sands

	a.	Principal Occupation:	President and Chief Operating Officer of the Company

	b.	Citizenship:	United States

3.	Trust created under Irrevocable Trust Agreement dated November 18, 1987

	a.	State of Organization:	New York

	b.	Principal Business:	Administration of Trust Assets

4.	Laurie Sands’ Children’s Trust

	a.	State of Organization:	New York

	b.	Principal Business:	Administration of Trust Assets

5.	Richard Sands’ Children’s Trust

	a.	State of Organization:	New York

	b.	Principal Business:	Administration of Trust Assets

6.	Robert Sands’ Children’s Trust

	a.	State of Organization:	New York

	b.	Principal Business:	Administration of Trust Assets

7.	Richard Sands’ Heir’s Trust

	a.	State of Organization:	New York

	b.	Principal Business:	Administration of Trust Assets

The principal office address or business address of each of the Reporting Persons is 370 Woodcliff Drive, Suite 300, Fairport, New York 14450. None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable with respect to the current transactions which were gifts or dispositions.

Item 4. Purpose of Transaction

Not applicable. The sole purpose of the transaction was for estate planning.

Item 5. Interest in Securities of the Issuer

In the transaction, on July 14, 2006, the Grandchildren’s Trust distributed one-third of its holdings of Class B Stock to each of three newly created trusts, the Laurie Sands’ Children’s Trust, the Richard Sands’ Children’s Trust and the Robert Sands’ Children’s Trust. The Richard Sands’ Children’s Trust then distributed all of its holdings of Class B Stock to the Heir’s Trust. As a result, the Grandchildren’s Trust and the Richard Sands’ Children’s Trust no longer beneficially own more than 5% of the outstanding shares of Class B Stock.

Between the date of the First Amendment and the transactions described above, the Company effected two two-for-one stock splits in the form of stock dividends which were distributed to stockholders of record on May 13, 2002 and May 13, 2005.

The table below sets forth the shares of Class B Stock and Class A Stock beneficially owned by each Reporting Person. The percentages of ownership were calculated on the basis of 23,844,838 shares of Class B Stock and 200,639,800 shares of Class A Stock outstanding as of the close of business on July 31, 2006. Shares of Class B Stock are convertible into shares of Class A Stock on a one-to-one basis at any time and at the option of the holder.

Class B Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)					Percent of Class (1)
	Sole Power to Vote or Dispose		Shared Power to Vote or Dispose		Total
Richard Sands	7,258,232	(2)	8,160,144	(2)	15,418,376	64.6%
Robert Sands	7,252,592	(4)	8,160,144	(4)	15,412,736	64.6%
Trust created under Irrevocable Trust Agreement dated November 18, 1987	—		—		—	—
Laurie Sands’ Children’s Trust	—		1,350,000	(5)	1,350,000	5.7%
Richard Sands’ Children’s Trust	—		—		—	—
Robert Sands’ Children’s Trust	—		1,350,000	(6)	1,350,000	5.7%
Richard Sands’ Heir’s Trust	—		1,350,000	(7)	1,350,000	5.7%

Class A Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)					Percent of Class (1)
	Sole Power to Vote or Dispose		Shared Power to Vote or Dispose		Total
Richard Sands	2,147,856	(2)	601,424	(2)	2,749,280	1.4%
Robert Sands	2,073,912	(4)	601,424	(4)	2,675,336	1.3%

(1)	The number of shares and the percentage of ownership set forth in the Class A Stock table includes the number of shares of Class A Stock that can be purchased by exercising stock options that are exercisable on July 31, 2006 or become exercisable within sixty (60) days thereafter (“presently exercisable”) and reflects acceleration of the vesting of certain stock options that are exercisable on August 1, 2006 or become exercisable within 60 days thereafter. Additionally, such number does not include the shares of Class A Stock issuable pursuant to the conversion feature of Class B Stock beneficially owned by each person. The number of shares and percentage of ownership assuming conversion of Class B Stock into Class A Stock are contained in the footnotes. For purposes of calculating the percentage of ownership of Class A Stock in the table and in the footnotes, additional shares of Class A Stock equal to the number of presently exercisable options and, as appropriate, the number of shares of Class B Stock owned by each person are assumed to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act. Where the footnotes reflect shares of Class A Stock as being included, such shares are included only in the Class A Stock table and where the footnotes reflect shares of Class B Stock as being included, such shares are included only in the Class B Stock table.

(2)	The amount reflected as shares of Class A Stock over which Richard Sands has the sole power to vote or dispose includes 1,701,000 shares of Class A Stock issuable upon the exercise of options that are presently exercisable by Mr. Sands, 1,000,000 shares of Class B Stock owned by a grantor retained annuity trust, for which Richard Sands serves as trustee, and 1,350,000 shares of Class B Stock owned by the trust described in footnote (7) below. The amounts reflected as shares over which Mr. Sands shares power to vote or dispose include, as applicable, 471,608 shares of Class A Stock and 5,431,712 shares of Class B Stock owned by CWCP-I, of which Richard Sands is a managing partner, 147,432 shares of Class B Stock owned by the Marvin Sands Master Trust (the “Master Trust”), of which Richard Sands is a trustee and beneficiary, 768 shares of Class A Stock and 667,368 shares of Class B Stock owned by M, L, R, & R, a New York general partnership (“MLR&R”), of which Mr. Sands and the Master Trust are general partners, 563,632 shares of Class B Stock owned by CWC Partnership-II, a New York general partnership (“CWCP-II”), of which Mr. Sands is a trustee of the managing partner, 1,350,000 shares of Class B Stock owned by the trust described in footnote (5) below, and 129,048 shares of Class A Stock owned by The Sands Family Foundation, Inc., a Virginia corporation (the “Sands Foundation”), of which Mr. Sands is a director and officer. Mr. Sands disclaims beneficial ownership of all of the foregoing shares except to the extent of his ownership interest in CWCP-I and MLR&R and his beneficial interest in the Master Trust. The amounts reflected do not include 29,120 shares of Class A Stock owned by Mr. Sands’ wife, individually and as custodian for their children, the remainder interest Mr. Sands has in 1,433,336 of the 4,300,008 shares of Class A Stock subject to the life estate held by Marilyn Sands described in footnote (3) below or the remainder interest of CWCP-II in 1,447,812 of such shares. Mr. Sands disclaims beneficial ownership with respect to all such shares. Assuming the conversion of Class B Stock beneficially owned by Mr. Sands into Class A Stock, Mr. Sands would beneficially own 18,167,656 shares of Class A Stock, representing 8.3% of the outstanding Class A Stock after such conversion.
(3)	Marilyn Sands is the beneficial owner of a life estate in 4,300,008 shares of Class A Stock that includes the right to receive income from and the power to vote and dispose of such shares. The remainder interest in such shares is held by Richard Sands, Robert Sands and CWCP-II.
(4)	The amount reflected as shares of Class A Stock over which Robert Sands has the sole power to vote or dispose includes 1,491,600 shares of Class A Stock issuable upon the exercise of options that are presently exercisable by Mr. Sands, 1,000,000 shares of Class B Stock owned by a grantor retained annuity trust, for which Robert Sands serves as trustee, and 1,350,000 shares of Class B Stock owned by the trust described in footnote (6) below. The amounts reflected as shares over which Mr. Sands shares power to vote or dispose include, as applicable, 471,608 shares of Class A Stock and 5,431,712 shares of Class B Stock owned by CWCP-I, of which Robert Sands is a managing partner, 147,432 shares of Class B Stock owned by the Master Trust, of which Robert Sands is a trustee and beneficiary, 768 shares of Class A Stock and 667,368 shares of Class B Stock owned by MLR&R, of which Mr. Sands and the Master Trust are general partners, 563,632 shares of Class B Stock owned by CWCP-II, of which Mr. Sands is a trustee of the managing partner, 1,350,000 shares of Class B Stock owned by the trust described in footnote (5) below, and 129,048 shares of Class A Stock owned by the Sands Foundation, of which Mr. Sands is a director and officer. Mr. Sands disclaims beneficial ownership of all of the foregoing shares except to the extent of his ownership interest in CWCP-I and MLR&R and his beneficial interest in the Master Trust. The amounts reflected do not include 183,520 shares of Class A Stock owned by Mr. Sands’ wife, individually and as custodian for their children, the remainder interest Mr. Sands has in 1,418,860 of the 4,300,008 shares of Class A Stock subject to the life estate held by Marilyn Sands described in footnote (3) above or the remainder interest of CWCP-II in 1,447,812 of such shares. Mr. Sands disclaims beneficial ownership with respect to all such shares. Assuming the conversion of Class B Stock beneficially owned by Mr. Sands into Class A Stock, Mr. Sands would beneficially own 18,088,072 shares of Class A Stock, representing 8.3% of the outstanding Class A Stock after such conversion.

(5)	The Laurie Sands’ Children’s Trust was created by Richard Sands and Robert Sands under the terms of an Irrevocable Trust Agreement dated July 14, 2006 (solely for purposes of this footnote, the “Trust”). The Trust is for the benefit of the present and future children of Laurie Sands. The Trust was funded with the portion of the shares held by the Grandchildren’s Trust attributable to the children of Laurie Sands, a child of Marvin and Marilyn Sands. The Co-Trustees of the Trust are Richard Sands and Robert Sands. Unanimity of the Co-Trustees is required with respect to voting and disposing of Class B Stock owned by the Trust. The shares owned by the Trust are included in the number of shares beneficially owned by Richard Sands and Robert Sands. Assuming the conversion of Class B Stock beneficially owned by the Trust into Class A Stock, the Trust would beneficially own 1,350,000 shares of Class A Stock, representing 0.7% of the outstanding Class A Stock after such conversion.
(6)	The Robert Sands’ Children’s Trust was created by Robert Sands under the terms of an Irrevocable Trust Agreement dated July 14, 2006 (solely for purposes of this footnote, the “Trust”). The Trust is for the benefit of the adopted children of Robert Sands and other beneficiaries under the Trust. The Trust was funded with the portion of the shares held by the Grandchildren’s Trust attributable to the children of Robert Sands, a child of Marvin and Marilyn Sands. The Trustee of the Trust is Robert Sands. The shares owned by the Trust are included in the number of shares beneficially owned by Robert Sands. Assuming the conversion of Class B Stock beneficially owned by the Trust into Class A Stock, the Trust would beneficially own 1,350,000 shares of Class A Stock, representing 0.7% of the outstanding Class A Stock after such conversion.
(7)	The Heir’s Trust was created by Richard Sands under the terms of an Irrevocable Trust Agreement dated July 14, 2006. The Heir’s Trust is for the benefit of the present and future children of Richard Sands. The Heir’s Trust was funded with shares held by the Richard Sands’ Children’s Trust, which in turn was funded by the portion of the shares held by the Grandchildren’s Trust attributable to the children of Richard Sands, a child of Marvin and Marilyn Sands. The Trustee of the Heir’s Trust is Richard Sands. The shares owned by the

Heir’s Trust are included in the number of shares beneficially owned by Richard Sands. Assuming the conversion of Class B Stock beneficially owned by the Heir’s Trust into Class A Stock, the Heir’s Trust would beneficially own 1,350,000 shares of Class A Stock, representing 0.7% of the outstanding Class A Stock after such conversion.

CWCP-I, CWCP-II and MLR&R are New York general partnerships each of whose principal business is investment, and each of whose principal office is located at 370 Woodcliff Drive, Suite 300, Fairport, New York 14450. The Master Trust is a New York trust whose principal business is trust administration and whose business office is located at 370 Woodcliff Drive, Suite 300, Fairport, New York 14450. The Sands Foundation is a Virginia corporation with its principal office located at 370 Woodcliff Drive, Suite 300, Fairport, New York 14450. Marilyn Sands is a retired United States citizen, and her business address is located at 370 Woodcliff Drive, Suite 300, Fairport, New York 14450. None of CWCP-I, CWCP-II, MLR&R, the Master Trust, the Sands Foundation or Marilyn Sands has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Richard Sands and Robert Sands are the managing partners of CWCP-I and trustees of the managing partner of CWCP-II. Richard Sands and Robert Sands are the special voting trustees of the Marital Trust, which is a partner of CWCP-I and CWCP-II and owns a majority in interest of the CWCP-I and CWCP-II partnership interests and, as such, Richard Sands and Robert Sands exercise the rights of the Marital Trust with respect to CWCP-I and CWCP-II. Richard Sands and Robert Sands are co-trustees of the Grandchildren’s Trust. Richard Sands and Robert Sands are co-trustees of the Laurie Sands’ Children’s Trust, and in accordance with the terms of its governing document, any action with respect to the shares held by the Laurie Sands’ Children’s Trust must be taken by both Richard Sands and Robert Sands. Richard Sands is the trustee of the Richard Sands’ Children’s Trust and the Heir’s Trust. Robert Sands is the trustee of the Robert Sands’ Children’s Trust. Richard Sands and Robert Sands are directors and officers of the Sands Foundation. Richard Sands and Robert Sands are co-trustees and beneficiaries of the Master Trust. Richard Sands and Robert Sands are brothers.

The Group, as reported in the First Amendment, consists of Richard Sands, Robert Sands, CWCP-I, CWCP-II, and the Grandchildren’s Trust. The basis for the Group consists of: (i) a Stockholders Agreement among Richard Sands, Robert Sands and CWCP-I, and (ii) the fact that the familial relationship between Richard Sands and Robert Sands, their actions in working together in the conduct of the business of the Company and their capacity as partners and trustees of the other members of the Group may be deemed to constitute an agreement to “act in concert” with respect to the Company’s shares. The members of the Group, and specifically Richard Sands, Robert Sands and the Grandchildren’s Trust, disclaim that an agreement to act in concert exists. Except with respect to the shares subject to the Stockholders Agreement, the shares owned by CWCP-I and CWCP-II and the shares held by the and the Master Trust, no member of the Group is required to consult with any other member of the Group with respect to the voting or disposition of any shares of the Company. In accordance with the terms of their governing documents, any action with respect to the shares owned by CWCP-I and CWCP-II and the shares held by the Grandchildren’s Trust must be taken by both Richard Sands and Robert Sands and any action with respect to the shares owned by the Master Trust must be taken by all of Richard Sands, Robert Sands and Marilyn Sands, who is the mother of both Richard Sands and Robert Sands.

Richard Sands, Robert Sands, CWCP-I, the Master Trust and MLR&R have pledged the following shares of Class B Stock to Merrill Lynch: Richard Sands – 2,621,743 shares; Robert Sands – 546,890 shares; CWCP-I – 1,662,968 shares; the Master Trust – 147,432 shares; and MLR&R – 667,368 shares. In addition, Richard Sands, Robert Sands, CWCP-I and Marilyn Sands have pledged the following shares of Class A Stock to Merrill Lynch: Richard Sands – 432,356 shares; Robert Sands – 444,740 shares; CWCP-I – 353,136 shares; and Marilyn Sands – 1,150,000 shares. In the event of a default under the loans secured by these pledges, Merrill Lynch will have the right to vote and sell the pledged shares subject to certain protections afforded to the pledgors. Certain of the shares of Class A Stock and Class B Stock may from time to time be held by the Reporting Persons or Group Members in margin accounts. If there were a margin call under such a margin account or the Reporting Person or Group Member defaulted under the terms of such a margin account, the broker with whom such margin account has been established may have the right to sell the shares of Class A Stock or Class B Stock held in such margin account.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement among Richard Sands, Robert Sands, Trust created under Irrevocable Trust Agreement dated November 18, 1987, Laurie Sands’ Children’s Trust, Richard Sands’ Children’s Trust, Robert Sands’ Children’s Trust and Richard Sands’ Heir’s Trust.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2006	By:

/s/ Richard Sands
Richard Sands

/s/ Robert Sands
Robert Sands

Trust created under Irrevocable Trust Agreement dated November 18, 1987

	By:	/s/ Richard Sands
Richard Sands, Co-Trustee

	By:	/s/ Robert Sands
Robert Sands, Co-Trustee

Laurie Sands’ Children’s Trust

	By:	/s/ Richard Sands
Richard Sands, Co-Trustee

	By:	/s/ Robert Sands
Robert Sands, Co-Trustee

Richard Sands’ Children’s Trust

	By:	/s/ Richard Sands
Richard Sands, Trustee

Robert Sands’ Children’s Trust

By:	/s/ Robert Sands
Robert Sands, Trustee

Richard Sands’ Heir’s Trust

By:	/s/ Richard Sands
Richard Sands, Trustee